Annual Report

Cover Page

Name of issuer:

Womp Studio LLC

Legal status of issuer:

Form: Corporation
Jurisdiction of Incorporation/Organization: DE
Date of organization: 9/2/2016

Physical address of issuer:

19 morris ave
Brooklyn NY 11205

Website of issuer:

http://womp.xyz

Name of intermediary through which the offering will be conducted:

Wefunder Portal LLC

CIK number of intermediary:

0001670254

SEC file number of intermediary:

007-00033

CRD number, if applicable, of intermediary:

283503

Current number of employees:

3

	Most recent fiscal year-end:	Prior fiscal year-end:
Total Assets:	$110,796.00	$79,524.00
Cash & Cash Equivalents:	$4,149.00	$6,573.00
Accounts Receivable:	$15,164.00	$0.00
Short-term Debt:	$10,009.00	$2,316.00
Long-term Debt:	$0.00	$0.00
Revenues/Sales:	$339,660.00	$75,423.00
Cost of Goods Sold:	$121,032.00	$73,191.00
Taxes Paid:	$0.00	$0.00
Net Income:	($73,421.00)	($136,797.00)

Select the jurisdictions in which the issuer intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V

Offering Statement

Respond to each question in each paragraph of this part. Set forth each question and any notes, but not any instructions thereto, in their entirety. If disclosure in response to any question is responsive to one or more other questions, it is not necessary to repeat the disclosure. If a question or series of questions is inapplicable or the response is available elsewhere in the Form, either state that it is inapplicable, include a cross-reference to the responsive disclosure, or omit the question or series of questions.

Be very careful and precise in answering all questions. Give full and complete answers so that they are not misleading under the circumstances involved. Do not discuss any future performance or other anticipated event unless you have a reasonable basis to believe that it will actually occur within the foreseeable future. If any answer requiring significant information is materially inaccurate, incomplete or misleading, the Company, its management and principal shareholders may be liable to investors based on that information.

THE COMPANY

1. Name of issuer:

Womp Studio LLC

3. Has the issuer or any of its predecessors previously failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding?

☐ Yes ☑ No

DIRECTORS OF THE COMPANY

4. Provide the following information about each director (and any persons occupying a similar status or performing a similar function) of the issuer.

Director	Principal Occupation	Main Employer	Year Joined as Director
Gabriela Trueba	CEO and President	Womp	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

OFFICERS OF THE COMPANY

5. Provide the following information about each officer (and any persons occupying a similar status or performing a similar function) of the issuer.

Officer	Positions Held	Year Joined
Gabriela Trueba	President	2016
Gabriela Trueba	CEO	2016

For three years of business experience, refer to Appendix D: Director & Officer Work History.

PRINCIPAL SECURITY HOLDERS

6. Provide the name and ownership level of each person, as of the most recent practicable date, who is the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power.

Name of Holder	No. and Class of Securities Now Held	% of Voting Power Prior to Offering
Gabriela Trueba	6670000.0 Common Units	66.7

BUSINESS AND ANTICIPATED BUSINESS PLAN

7. Describe in detail the business of the issuer and the anticipated business plan of the issuer.

For a description of our business and our business plan, please refer to the attached Appendix A, Business Description & Plan

RISK FACTORS

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

8. Discuss the material factors that make an investment in the issuer speculative or risky:

> Our competitors could copy and beat us to market. Although we are still confident we can build it better.
>
> As a single Female founder, raising capital has been a challenge and may continue to prove challenging in future fundraising.
>
> We may encounter issues and roadblocks with software development since it is highly complex and new. We may encounter longer development times than expected.
>
> Single founder company- if anything happens to the founder, the company would have no founding team leadership.
>
> *The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Purchasers could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.*
>
> Our future success depends on the efforts of a small management team. The loss of services of the members of the management team may have an adverse effect on the company. There can be no assurance that we will be successful in attracting and retaining other personnel we require to successfully grow our business.

Ownership and Capital Structure

DESCRIPTION OF ISSUER'S SECURITIES

17. What other securities or classes of securities of the issuer are outstanding? Describe the material terms of any other outstanding securities or classes of securities of the issuer.

Class of Security	Securities (or Amount) Authorized	Securities (or Amount) Outstanding	Voting Rights
Common Units	10,000,000	10,000,000	Yes

Class of Security	Securities Reserved for Issuance upon Exercise or Conversion
Warrants:	
Options:	

24. Describe the material terms of any indebtedness of the issuer:

None

25. What other exempt offerings has the issuer conducted within the past three years?

Offering Date	Exemption	Security Type	Amount Sold	Use of Proceeds
2/2017	Other	Common stock	$50,000	General operations
3/2017	Other	Common stock	$80,000	General operations
5/2017	Other	Common stock	$120,000	General operations
8/2019	Regulation Crowdfunding	SAFE	$98,399	General operations

26. Was or is the issuer or any entities controlled by or under common control with the issuer a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12- month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:

1. any director or officer of the issuer;
2. any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;
3. if the issuer was incorporated or organized within the past three years, any promoter of the issuer;
4. or (4) any immediate family member of any of the foregoing persons.

☐ Yes
☑ No

FINANCIAL CONDITION OF THE ISSUER

27. Does the issuer have an operating history?

☑ Yes
☐ No

28. Describe the financial condition of the issuer, including, to the extent material, liquidity, capital resources and historical results of operations.

Management's Discussion and Analysis of Financial Condition and Results of Operations

You should read the following discussion and analysis of our financial condition and results of operations together with our financial statements and the related notes and other financial information included elsewhere in this offering. Some of the information contained in this discussion and analysis, including information regarding the strategy and plans for our business, includes forward-looking statements that involve risks and uncertainties. You should review the "Risk Factors" section for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

Did you know you can 3D scan objects, modify them, and reproduce them in a variety of 3D printing materials like ceramics or metals? Did you know you can design things from scratch and interact with them on your browser and/or in Augmented Reality? Womp is the first smart platform merging the latest in web3D, mixed reality, and 3D printing. It's like Squarespace for 3D: Womp allows anyone to create, interact, share and print their ideas all in one place, zero knowledge required.

Womp plans to be the go-to solution for generating, bundling, sharing and modifying 3D content. Our software can bring the most powerful aspects of 3D into one single platform. Womp plans to bring 3D into the mainstream and its platform will enable an easy 3D experience for the consumer.

Milestones

Womp Studio LLC was incorporated in the State of Delaware in September 2016.

Since then, we have:

- INNOVATIVE TECH- Game changing tech (Website + IOS APP)

- 4X REVENUE- Last year over the year prior.

- STRONG TEAM- Lean, agile, passionate and close team with unique insight.

- VETTED- In 2 years, 300+ happy customers. Trusted by giants in tech and consumer products (cosmetics, footwear, and leaders in 3D printing).

- INSIGHT- Unique insight into bridging consumers into 3D, product development, manufacturing and the future of 3D/AR.

- TIMING- THE 4TH INDUSTRIAL REVOLUTION IS HERE! with the rise of AI + AR, rapid advances in 3D tech, and the drop in 3D printing costs we are closer than ever to 3D going mainstream.

- MARKET- The 3D market is at $11B and growing fast: projected at $108B by 2021 and $500B by 2030.

Historical Results of Operations

Our company was organized in September 2016 and has limited operations upon which prospective investors may base an evaluation of its performance.

- *Revenues & Gross Margin.* For the period ended January 18, 2020, the Company had revenues of $339,660 compared to the year ended January 18, 2019, when the Company had revenues of $75,423. Our gross margin was 64.37% in fiscal year 2020, compared to 2.96% in 2019.

- *Assets.* As of January 18, 2020, the Company had total assets of $110,796, including $4,149 in cash. As of January 18, 2019, the Company had $79,524 in total assets, including $6,573 in cash.

- *Net Loss.* The Company has had net losses of $73,421 and net losses of $136,797 for the fiscal years ended January 18, 2020 and January 18, 2019, respectively.

- *Liabilities.* The Company's liabilities totaled $10,009 for the fiscal year ended January 18, 2020 and $2,316 for the fiscal year ended January 18, 2019.

Liquidity & Capital Resources

To-date, the company has been financed with $250,000 in equity.

After the conclusion of this Offering, should we hit our minimum funding target, our projected runway is 24 months before we need to raise further capital.

We plan to use the proceeds as set forth in this Form C under "Use of Funds". We don't have any other sources of capital in the immediate future.

We will likely require additional financing in excess of the proceeds from the Offering in order to perform operations over the lifetime of the Company. We plan to raise capital in 12 months. Except as otherwise described in this Form C, we do not have additional sources of capital other than the proceeds from the offering. Because of the complexities and uncertainties in establishing a new business strategy, it is not possible to adequately project whether the proceeds of this offering will be sufficient to enable us to implement our strategy. This complexity and uncertainty will be increased if less than the maximum amount of securities offered in this offering is sold. The Company intends to raise additional capital in the future from investors. Although capital may be available for early-stage companies, there is no guarantee that the Company will receive any investments from investors.

Runway & Short/Mid Term Expenses

Womp Studio LLC cash in hand is $25,000, as of February 2019. Over the last three months, revenues have averaged $33,556/month, cost of goods sold has averaged $9,913.30/month, and operational expenses have averaged $32,466/month, for an average burn rate of $8,823.30 per month. Our intent is to be profitable in 12 months.

WE made $250k in revenue in 2018. We 3x our revenue. We reduced our operational costs by 1/5

We are expecting to x4 our revenues with the investment. We also expect to see a reduction in our expenses as we can finish our software that allows us to optimize costs.

We are liquidating $80,000 worth of unused materials and equipment.

No

FINANCIAL INFORMATION

29. Include financial statements covering the two most recently completed fiscal years or the period(s) since inception, if shorter:

Refer to Appendix C, Financial Statements

OTHER MATERIAL INFORMATION

31. In addition to the information expressly required to be included in this Form, include:

- (1) any other material information presented to investors; and
- (2) such further material information, if any, as may be necessary to make the required statements, in the light of the circumstances under which they are made, not misleading.

All information presented to investors hosted on Wefunder.com is available in Appendix A: Business Description & Plan.

ONGOING REPORTING

32. The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than:

120 days after the end of each fiscal year covered by the report.

33. Once posted, the annual report may be found on the issuer's website at:

http://womp.xyz/invest

The issuer must continue to comply with the ongoing reporting requirements until:

1. the issuer is required to file reports under Exchange Act Sections 13(a) or 15(d);
2. the issuer has filed at least one annual report and has fewer than 300 holders of record;
3. the issuer has filed at least three annual reports and has total assets that do not exceed $10 million;
4. the issuer or another party purchases or repurchases all of the securities issued pursuant to Section 4(a)(6), including any payment in full of debt securities or any complete redemption of redeemable securities; or the issuer liquidates or dissolves in accordance with state law.

APPENDICES

Appendix A: Business Description & Plan

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5

Appendix D: Director & Officer Work History

- Gabriela Trueba

Appendix E: Supporting Documents

- My_LLC_Operating_Agreement.pdf

Signatures

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

The following documents will be filed with the SEC:

Cover Page XML

Offering Statement (this page)

Appendix A: Business Description & Plan

Appendix B: Investor Contracts

- Early Bird SAFE (Simple Agreement for Future Equity)
- SAFE (Simple Agreement for Future Equity)

Appendix C: Financial Statements

- Financials 1
- Financials 2
- Financials 3
- Financials 4
- Financials 5

Appendix D: Director & Officer Work History

Gabriela Trueba

Appendix E: Supporting Documents

My_LLC_Operating_Agreement.pdf

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Annual Report and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

Womp Studio LLC

By

Gabriela Trueba

Founder / CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Annual Report and Transfer Agent Agreement has been signed by the following persons in the capacities and on the dates indicated.

Gabriela Trueba

Founder / CEO

6/12/2020

The Annual Report must be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.